November 30, 2020

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Sugarfina Corporation

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 16, 2020

File No. 024-11352

Dear Ms. Ransom:

We acknowledge receipt of the comments in your letter dated November 24, 2020, regarding the Offering Statement of Sugarfina Corporation (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A filed November 16, 2020

Summary, page 7

1.	Please tell us whether you had a unit/share split in conjunction with your conversion from a LLC to a C corporation or at some other point in time after June 27, 2020. If so, revise your disclosures throughout the filing to (a) state the terms of the unit/share split and (b) retrospectively present all unit/share amounts and per unit/share amounts disclosed for the successor.

The Company advises the Staff that when the Company converted from an LLC to a C corporation its owner, Bristol Luxury Group, LLC, held 1,000 units, constituting 100% ownership of Sugarfina Holdings LLC, which were exchanged for 12,500,000 shares of Common Stock constituting 100% ownership of Sugarfina Corporation. The outstanding units were not split before the conversion, nor were the shares of outstanding Common Stock split after conversion.

Plan of Distribution, page 58

2.	We note your response to prior comment 2. Please explain the “Reserve Now” function on your StartEngine page and how it may be used by prospective investors prior to qualification. In this regard, we note that it appears that $7,000 has been reserved as of November 19, 2020.

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The Company advises the staff that the “Reserve Now” button is how prospective investors submit their non-binding indications of interest as permitted by Rule 255(a) and (c), which allows written offers and solicitations of interest both before and after an issuer’s Form 1-A Offering Statement has been filed with the Commission. When an investor clicks the button, they land on a reservation page where the prospective investor can indicate how much they would be willing to invest. In addition, the prospective investor provides information to be used if they subsequently decide to make an investment. When the prospective investor completes the reservation page flow, they submit their reservation. Whatever amount the prospective investor indicated will then be added to a running total of indications of interest that appear on the Company's campaign page, which is the $7,000 amount that the Staff referenced in its comment.

The Company does not accept any investor funds nor offers to buy its Common Stock as part of this process. When a prospective investor makes a reservation, no funds are withdrawn from the investor’s bank account and no charge is submitted to the bank that issued that prospective investor’s credit card. In other words, no sale has been made, no acceptance of money or other consideration has occurred, and no commitment, binding or otherwise, has been made to purchase securities when a prospective investor “reserves” shares in this manner. This amount is simply a non-binding indication of interest, and the investor is not required to complete the investment process, if and when the offering is qualified.

Once the offering is qualified, and the Company commences its offering on the StartEngine platform, the Company is able to accept offers, including indications of interest. At that time, any prospective investors who made a reservation will receive an email notifying them that the Company's Offering Statement has been qualified, including a direct link to the Offering Circular, and explaining what the prospective investor will need to do to convert their reservation into an actual investment, if they so choose. To finalize their investment, the prospective investor clicks a link provided in the email that will take them to the Company’s investment page. If the investor wants to follow through on their initial reservation they can do so and will simply need to review and sign the subscription agreement and update any investment details if they so wish. The investor may change their investment amount upwards or downwards by any amount, as the investor chooses. As a last step, the investor will submit their investment with all of the updated and final information to complete the process by clicking on the “Complete Investment” button on the investment page.

The Company is not filing an amendment to its Offering Statement in connection with its response as it believes that its responses to the Staff’s comments do not necessitate adding disclosure to the Offering Statement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Sugarfina Corporation. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Scott LaPorta

Chief Executive Officer

Sugarfina Corporation

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